FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 30, 2012

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the year ended 31 December 2011

National Westminster Bank Plc ('NatWest' or the 'Bank') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank', 'RBS plc' or 'RBS') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating loss
Operating loss before tax was £4,427 million compared with £2,381 million in 2010. This primarily reflects a provision in relation to Payment Protection Insurance (PPI) claims, lower income in Global Banking and Markets (GBM), lower net fees and commissions and lower gains on strategic disposals, partially offset by higher gains on the redemption of own debt.

Total income
Total income was down 24% to £6,091 million from £8,066 million in 2010, primarily due to lower trading income and lower gains on strategic disposals partially offset by higher gains on the redemption of own debt.

Net interest income
Net interest income was £3,007 million compared with £3,161 million in 2010 primarily reflecting a narrowing net interest margin.

Non-interest income
Non-interest income decreased to £3,084 million from £4,905 million in 2010 reflecting lower income in GBM, lower net fees and commissions and lower gains on strategic disposals partially offset by higher gains on the redemption of own debt.

Operating expenses
Operating expenses were up 8% to £5,726 million from £5,303 million in 2010. This increase was primarily due to a provision of £547 million in relation to PPI claims. Adjusting for this, operating expenses were down 2%.

Cost:income ratio
The cost:income ratio was 94% compared with 66% in 2010. Excluding the gain on redemption of own debt, strategic disposals and the provision in respect of PPI, the cost:income ratio was 89% compared with 76% in 2010.

Impairment losses
Impairment losses were £4,792 million compared with £5,144 million in 2010. Lower impairments in UK Retail and UK Corporate were partially offset by increases in Ulster Bank (Core and Non-Core) where the economic environment continues to be challenging.

Capital ratios
Capital ratios at 31 December 2011 were 10.0% (Core Tier 1), 11.3% (Tier 1) and 14.2% (Total).

Condensed consolidated income statement
for the year ended 31 December 2011

	2011	2010
	£m	£m

Interest receivable	6,183	6,070
Interest payable	(3,176)	(2,909)

Net interest income	3,007	3,161

Fees and commissions receivable	2,790	3,984
Fees and commissions payable	(343)	(1,248)
Income from trading activities	244	825
Gain on redemption of own debt	251	145
Other operating income	142	1,199

Non-interest income	3,084	4,905

Total income	6,091	8,066
Operating expenses	(5,726)	(5,303)

Profit before impairment losses	365	2,763
Impairment losses	(4,792)	(5,144)

Operating loss before tax	(4,427)	(2,381)
Tax	583	117

Loss for the year	(3,844)	(2,264)
Non-controlling interests	(8)	8

Loss attributable to ordinary shareholders	(3,852)	(2,256)

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2011

	2011	2010
	£m	£m

Loss for the year	(3,844)	(2,264)

Other comprehensive (loss)/income
Available-for-sale financial assets	(6)	(5)
Cash flow hedges	3	(12)
Currency translation	(267)	163

Other comprehensive (loss)/income before tax	(270)	146
Tax credit/(charge)	1	(1)

Other comprehensive (loss)/income after tax	(269)	145

Total comprehensive loss for the year	(4,113)	(2,119)

Total comprehensive loss is attributable to:
Non-controlling interests	(4)	(22)
Ordinary shareholders	(4,109)	(2,097)

	(4,113)	(2,119)

Condensed consolidated balance sheet
at 31 December 2011

	2011	2010
	£m	£m

Assets
Cash and balances at central banks	1,918	1,824
Amounts due from holding company and fellow subsidiaries	151,447	138,404
Other loans and advances to banks	14,754	17,525
Loans and advances to banks	166,201	155,929
Amounts due from fellow subsidiaries	7,904	9,305
Other loans and advances to customers	134,985	145,828
Loans and advances to customers	142,889	155,133
Debt securities	41,005	39,494
Equity shares	928	904
Settlement balances	2,468	3,761
Amounts due from holding company and fellow subsidiaries	2,452	1,363
Other derivatives	2,745	2,097
Derivatives	5,197	3,460
Intangible assets	812	683
Property, plant and equipment	2,982	3,191
Deferred tax	579	574
Prepayments, accrued income and other assets	2,573	1,579

Total assets	367,552	366,532

Liabilities
Amounts due to holding company and fellow subsidiaries	39,971	40,343
Other deposits by banks	14,758	12,209
Deposits by banks	54,729	52,552
Amounts due to fellow subsidiaries	3,634	4,173
Other customer accounts	251,076	252,059
Customer accounts	254,710	256,232
Debt securities in issue	4,239	8,262
Settlement balances	2,911	2,943
Short positions	13,482	13,943
Amounts due to holding company and fellow subsidiaries	5,119	3,058
Other derivatives	973	497
Derivatives	6,092	3,555
Accruals, deferred income and other liabilities	5,484	4,444
Retirement benefit liabilities	207	608
Deferred tax	289	41
Amounts due to holding company	6,114	5,243
Other subordinated liabilities	1,888	2,340
Subordinated liabilities	8,002	7,583

Total liabilities	350,145	350,163

Equity
Non-controlling interests	1,272	1,315
Owners' equity
Called up share capital	1,678	1,678
Reserves	14,457	13,376

Total equity	17,407	16,369

Total liabilities and equity	367,552	366,532

Commentary on condensed consolidated balance sheet

Total assets of £367.6 billion at 31 December 2011 were up £1.0 billion compared with 31 December 2010, principally reflecting higher placings with the holding company and fellow subsidiaries partly offset by a reduction in loans and advances to customers.

Loans and advances to banks increased by £10.3 billion, 7%, to £166.2 billion reflecting higher placings with the holding company and fellow subsidiaries, up £13.1 billion, 9%, to £151.4 billion partially offset by a decrease in other loans and advances to banks, down £2.8 billion, 16%, to £14.8 billion.

Loans and advances to customers were down £12.2 billion, 8%, at £142.9 billion. Within this, amounts due from fellow subsidiaries decreased £1.4 billion, 15%, to £7.9 billion. Other loans and advances declined £10.8 billion, 7%, to £135.0 billion, principally reflecting reductions in UK Retail, UK Corporate, Ulster Bank and Global Transaction Services, partly offset by an increase in Global Banking & Markets.

Debt securities increased by £1.5 billion, 4%, to £41.0 billion principally due to increased holdings in Global Banking & Markets.

Settlement balances declined £1.3 billion, 34%, to £2.5 billion as a result of decreased customer activity.

Movements in the value of derivative assets, up £1.7 billion, 50%, to £5.2 billion, and liabilities, up £2.5 billion, 71%, to £6.1 billion, primarily reflecting increases in interest rate contracts as a result of a significant downward shift in interest rates across all major currencies.

Deposits by banks increased by £2.2 billion, 4%, to £54.7 billion resulting from an increase in other deposits by banks, up £2.5 billion, 21%, to £14.7 billion partly offset by a decrease in amounts due to the holding company and fellow subsidiaries, down £0.3 billion, 1%, to £40.0 billion.

Customer accounts were down £1.5 billion, 1%, to £254.7 billion. Within this, amounts due to fellow subsidiaries were down £0.5 billion, 13%, to £3.6 billion. Other customer accounts decreased £1.0 billion to £251.1 billion, reflecting decreases in Global Banking & Markets, Global Transaction Services and Ulster Bank, partly offset by increases in UK Retail, UK Corporate and Wealth.

Debt securities in issue were down £4.0 billion, 49%, to £4.2 billion, mainly as a result of reductions in Global Banking & Markets and Ulster Bank.

Subordinated liabilities increased £0.4 billion, 6%, to £8.0 billion, reflecting the issue of £0.2 billion dated loan capital and £0.7 billion undated loan capital, partially offset by the redemption of £0.4 billion dated loan capital and the effect of exchange rate movements and other adjustments of £0.1 billion.

Owners' equity increased by £1.1 billion, 7%, to £16.1 billion, reflecting capital contributions from the holding company of £5.2 billion, partly offset by the attributable loss for the year of £3.9 billion and exchange rate and other movements of £0.2 billion.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2011

	2011	2010
	£m	£m

Called-up share capital
At beginning and end of year	1,678	1,678

Share premium account
At beginning of year	2,225	2,226
Redemption of preference shares classified as debt	-	(1)

At end of year	2,225	2,225

Available-for-sale reserve
At beginning of year	8	16
Unrealised losses	(19)	(25)
Realised losses	13	20
Tax	3	(3)

At end of year	5	8

Cash flow hedging reserve
At beginning of year	(15)	(5)
Amount recognised in equity	-	1
Amount transferred from equity to earnings	3	(13)
Tax	(2)	2

At end of year	(14)	(15)

Foreign exchange reserve
At beginning of year	1,323	1,146
Retranslation of net assets	(251)	169
Foreign currency (losses)/gains on hedges of net assets	(4)	8

At end of year	1,068	1,323

Capital redemption reserve
At beginning of year	647	614
Redemption of preference shares classified as debt	-	33

At end of year	647	647

Retained earnings
At beginning of year	9,188	8,524
Loss attributable to ordinary shareholders	(3,852)	(2,256)
Capital contribution	5,200	2,950
Share based payments
- tax	(10)	2
Redemption of preference shares classified as debt	-	(32)

At end of year	10,526	9,188

Owners' equity at end of year	16,135	15,054

Condensed consolidated statement of changes in equity
for the year ended 31 December 2011 (continued)

	2011	2010
	£m	£m

Non-controlling interests
At beginning of year	1,315	1,282
Currency translation adjustments and other movements	(12)	(14)
Profit/(loss) attributable to non-controlling interests	8	(8)
Equity raised	-	58
Equity withdrawn and disposals	(39)	(3)

At end of year	1,272	1,315

Total equity at end of year	17,407	16,369

Total comprehensive loss recognised in the statement of changes in equity attributable to:
Non-controlling interests	(4)	(22)
Ordinary shareholders	(4,109)	(2,097)

	(4,113)	(2,119)

Condensed consolidated cash flow statement
for the year ended 31 December 2011

	2011	2010
	£m	£m

Operating activities
Operating loss before tax	(4,427)	(2,381)
Adjustments for non-cash items	3,385	2,176

Net cash outflow from trading activities	(1,042)	(205)
Changes in operating assets and liabilities	7,409	20,199

Net cash flows from operating activities before tax	6,367	19,994
Income taxes received	453	406

Net cash flows from operating activities	6,820	20,400

Net cash flows from investing activities	118	1,021

Net cash flows from financing activities	5,386	1,524

Effects of exchange rate changes on cash and cash equivalents	(190)	1,152

Net increase in cash and cash equivalents	12,134	24,097
Cash and cash equivalents at beginning of year	133,617	109,520

Cash and cash equivalents at end of year	145,751	133,617

Notes

1. Basis of preparation
The directors, having considered the Bank's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2011, approved on 22 February 2012, which were prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity's interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the standards to determine their effect on the Group's financial reporting.

Notes (continued)

2. Accounting policies (continued)
In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments are effective for annual periods beginning on or after 1 July 2012. Earlier application is permitted.

Amendments IAS 19 Employee Benefits require the immediate recognition of all actuarial gains and losses eliminating the 'corridor approach'; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the amendments to determine their effect on the Group's financial reporting.

In December 2011, the IASB issued Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). The amendment to IAS 32 adds application guidance on the meaning of 'a legally enforceable right to set off' and on simultaneous settlement. IFRS 7 is amended to require disclosures facilitating comparisons between those entities reporting under IFRS and those reporting under US GAAP. The amendments are effective for annual periods beginning on or after 1 January 2014 and are required to be applied retrospectively.

3. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £4,777 million (2010 - £5,139 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2011 from £9,409 million to £12,347 million, and the movements thereon were:

	2011	2010
	£m	£m

At beginning of year	9,409	5,674
Currency translation and other adjustments	(234)	(52)
Disposals	-	(3)
Amounts written-off	(1,328)	(1,089)
Recoveries of amounts previously written-off	43	51
Charge to the income statement	4,777	5,139
Unwind of discount (recognised in interest income)	(320)	(311)

At end of year	12,347	9,409

Provisions at 31 December 2011 include £9 million (2010 - £9 million) in respect of loans and advances to banks. The charge to the income statement in the table above excludes £15 million (2010 - £5 million) relating to securities.

Notes (continued)

4. Tax
The actual tax credit differs from the expected tax credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:

	2011	2010
	£m	£m

Operating loss before tax	(4,427)	(2,381)

Tax credit based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	1,173	667
Other losses in year where no deferred tax asset recognised	(290)	(275)
Foreign profits taxed at other rates	(354)	(507)
UK tax rate change - deferred tax impact	12	(16)
Items not allowed for tax
- losses on strategic disposals and write-downs	(5)	(29)
- other disallowable items	(21)	(70)
Non-taxable items
- gain on sale of Global Merchant Services	12	242
- gain on redemption of own debt	-	1
- other non-taxable items	21	103
Taxable foreign exchange movements	4	2
Group relief at non-standard rates	2	1
Adjustments in respect of prior years	29	(2)

Actual tax credit	583	117

5. Segmental analysis

	2011	2010
	£m	£m

Operating profit/(loss) before tax
UK Retail	695	80
UK Corporate	544	489
Wealth	143	184
Global Transaction Services	246	472
Ulster Bank	(963)	(631)
Global Banking & Markets	(165)	505
Central items	(2,093)	(1,592)

Core	(1,593)	(493)
Non-Core	(2,562)	(2,920)

Managed basis	(4,155)	(3,413)
Reconciling items
Payment Protection Insurance costs	(547)	-
Amortisation of purchased intangible assets	-	(2)
Integration and restructuring costs	(29)	(45)
Gain on redemption of own debt	251	145
Strategic disposals	45	937
Bonus tax	8	(3)

Statutory basis	(4,427)	(2,381)

Notes (continued)

5. Segmental analysis (continued)

	2011	2010
	£m	£m

Total assets
UK Retail	18,809	19,964
UK Corporate	42,446	43,917
Wealth	35,721	34,283
Global Transaction Services	5,619	7,311
Ulster Bank	40,637	43,408
Global Banking & Markets	190,615	176,669
Central items	13,195	14,725

Core	347,042	340,277
Non-Core	20,510	26,255

	367,552	366,532

6. Dividends
RBS Group has undertaken that, unless otherwise agreed with the European Commission, neither the ultimate holding company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

7. Contingent liabilities and commitments

	2011	2010
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,584	2,680
Other contingent liabilities	1,566	1,969

	4,150	4,649

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	45,058	52,965
Other commitments	152	333

	45,210	53,298

Total contingent liabilities and commitments	49,360	57,947

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

8. Litigation
The Bank and other members of the RBS Group are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of members of the RBS Group incurring a liability. The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the RBS Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2011.

Other than as set out in the notes entitled 'Litigation' and 'Investigations, reviews and proceedings', no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group taken as a whole.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings investigations and reviews, and any related developments, may have on the Bank or other members of the Group. However, in the event that any such matters were resolved against the RBS Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Set out below are descriptions of the material legal proceedings involving the Group.

Notes (continued)

8. Litigation (continued)

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBSG preferred shares (the "Preferred Shares litigation") and holders of American Depositary Receipts (the "ADR claims").

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the "Securities Act"). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (the SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (the "Exchange Act") on behalf of all persons who purchased or otherwise acquired the RBS Group's American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing is ongoing.

The RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased. As a result, the RBS Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

Notes (continued)

8. Litigation (continued)
To date, RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$83 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions. Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The primary FHFA lawsuit pending in the federal court in Connecticut, relates to approximately US$32 billion of AAA rated MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, J.P. Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against RBS Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees' Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

Notes (continued)

8. Litigation (continued)
With respect to the current claims described above, the RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the RBS Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, do not expect that the outcome of any of these other claims and proceedings will have a significant effect on the consolidated net assets, operating results or cash flows of the Group in any particular period.

9. Investigations, reviews and proceedings
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of business activities or fines. Any of these events or circumstances could have a significant effect on the RBS Group, their respective businesses, authorisations and licences, reputation, results of operations or the price of securities issued by any of them.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the control of the RBS Group but could have a significant effect on their respective consolidated net assets, operating results or cash flows in any particular period.

Relevant members of the RBS Group are cooperating fully with the investigations and proceedings described below.

Notes (continued)

9. Investigations, reviews and proceedings (continued)

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected in 2012. The RBS Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group's consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is expected on 24 May 2012.

Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions.

Notes (continued)

9. Investigations, reviews and proceedings (continued)
In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), in February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report in January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. In October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, in October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. In March 2011, the CC made a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies come into force in two parts. A number came into force in October 2011, and the remainder come into force in April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and in March 2010. The FSA published its final policy statement in August 2010. The new rules imposed significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers' Association (BBA) filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then recorded an additional provision of £850 million in respect of PPI. During 2011, the RBS Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints.

Notes (continued)

9. Investigations, reviews and proceedings (continued)

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCAs) in the United Kingdom. The OFT found evidence of competition and several positive features in the PCA market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and PCA providers to address the OFT's concerns about transparency and switching, following its market study. PCA providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. On 29 March 2011, the OFT published its update report in relation to PCA. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government's Independent Commission on Banking (ICB). The OFT has indicated its intention to conduct a more comprehensive review of the market in 2012.

Notes (continued)

9. Investigations, reviews and proceedings (continued)
On 26 May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon the RBS Group.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the "Final Report"). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011 the UK Government published a response to the Final Report (the "Response"), reaffirming its intention to accept the majority of the ICB's recommendations. The Government agreed that "vital banking services - in particular the taking of retail deposits - should only be provided by 'ring-fenced banks', and that these banks should be prohibited from undertaking certain investment banking activities." It also broadly accepted the ICB's recommendations on loss absorbency and on competition.

The UK Government has now embarked on an extensive consultation on how exactly the general principles outlined by the ICB should be implemented, and intends to bring forward a White Paper in the spring of 2012. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. The Government also stated its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

With regard to the competition aspects, the Government recommended a number of initiatives aimed at improving transparency and switching in the market and ensuring a level playing field for new entrants. In addition, the Government has recommended that HM Treasury should consult on regulating the UK Payments Council and has confirmed that the Financial Conduct Authority's remit will include competition.

Until the UK Government consultation is concluded and significantly more detail is known on how the precise legislative and regulatory framework is to be implemented it is impossible to estimate the potential impact of these measures with any level of precision.

Notes (continued)

9. Investigations, reviews and proceedings (continued)
The RBS Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and the Response, the effects of which could have a negative impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of the RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation and requested testimony from a former RBS Group employee. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBSG subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. On 28 November 2011, an Assurance of Discontinuance between RBS Financial Products Inc. and the Massachusetts Attorney General was filed in Massachusetts State Court which resolves the Massachusetts Attorney General's investigation as to RBSG. The Assurance of Discontinuance required RBS Financial Products Inc. to make payments totalling approximately US$52 million.

Notes (continued)

9. Investigations, reviews and proceedings (continued)
In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the RBS Group attended an informal meeting to provide additional information about the RBS Group's mortgage securitisation business. The investigation is ongoing and the RBS Group continues to provide requested information.

In September 2010, the RBS Group received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation.

US mortgages - Loan Repurchase Matters
The RBS Group's Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to recover against such parties is uncertain. From the start of 2009 until the end of 2011, GBM N.A. received approximately US$75 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

The RBS Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. may be, and cannot give any assurance that the historical experience will continue in the future. It is possible that the volume of repurchase demands will increase in the future. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

9. Investigations, reviews and proceedings (continued)

LIBOR
The RBS Group continues to receive requests from various regulators investigating the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. The authorities are seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. In addition to co-operating with the investigations as described above, the RBS Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the RBS Group's US operations and the RBS Group has been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The RBS Group is in the process of implementing measures for matters identified to date.

The RBS Group's operations include businesses outside the United States that are responsible for processing US dollar payments. The RBS Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the RBS Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

The RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the activities of the RBS Group in the United States, as well as the terms of any supervisory action applicable to the Group, could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

9. Investigations, reviews and proceedings (continued)
In April 2009, the FSA notified the RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO Holding N.V. in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. RBSG and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the RBS Group or against individuals, was warranted. On 12 December 2011, the FSA published its report 'The Failure of the Royal Bank of Scotland', on which the RBS Group engaged constructively with the FSA.

In July 2010, the FSA notified the RBS Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (EVRF) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011, the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million. The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product. This review will be overseen by an independent third party and will consider the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008. For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 26 March 2012, the FSA published its Final Notice having reached a settlement with Coutts & Co under which Coutts agreed to pay a fine of £8.75 million. This follows an investigation by the FSA into Coutts & Co's anti-money laundering (AML) systems and controls in relation to high risk clients. The fine relates to historic activity undertaken between December 2007 and November 2010.

Coutts has cooperated fully and openly with the FSA throughout the investigation. Coutts accepts the findings contained in the FSA's Final Notice regarding certain failures to meet the relevant regulatory standards between December 2007 and November 2010. Coutts has found no evidence that money laundering took place during that time. Since concerns were first identified by the FSA, Coutts & Co has enhanced its client relationship management process which included a review of its AML procedures, and is confident in its current processes and procedures.

During March 2008, the RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the RBS Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs.

Notes (continued)

10. Bank levy
The Finance Act 2011 introduced an annual bank levy in the UK. The levy is collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for the RBS Group was the year ended 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain protected deposits (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.088 per cent. from 2012. Three different rates applied during 2011, these average to 0.075 per cent. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20 billion of chargeable liabilities. In the Budget statement on 21 March 2012, the Chancellor of the Exchequer announced that the full rate of the Bank levy will increase to 0.105 per cent. from 1 January 2013.

11. Other developments

Rating agencies
At 31 December 2011 RBS plc's long-term and short-term ratings were A2 (long-term), P-1 (short-term) under Moody's Investor Services (Moody's); A (long-term), A-1 (short-term) under Standard & Poor's (S&P); A (long-term), F1 (short-term) under Fitch Ratings (Fitch). Listed hereunder are the main rating actions during the last quarter of 2011.

On 7 October 2011, Moody's downgraded the long-term ratings of RBS plc and NatWest, following the conclusion of its review into the systemic support assumptions from the UK government. As a result of this review, 12 UK entities, including RBS plc, were downgraded. RBS plc and NatWest were downgraded to A2 from Aa3 (long-term); P-1 short-term ratings were affirmed. These ratings had a negative outlook assigned given Moody's opinion that government support assumptions would likely further be reduced in the future. RBS plc's stand-alone rating of Baa2 was unaffected and remained on a stable outlook.

On 11 October 2011, following the reduction of support factored into the ratings of RBS plc, Moody's downgraded the ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd to Baa1 from A2 (long-term) and to P-2 from P-1 (short-term); Moody's also placed these ratings on negative outlook.

Notes (continued)

11. Other developments (continued)
On 13 October 2011, having lowered its 'Support Rating Floors' for systemically important UK banks, Fitch downgraded RBS plc and certain of its subsidiaries. The ratings of RBS plc, NatWest, and RBS International were reduced to A from AA- (long-term) and to F1 from F1+ (short-term). The ratings of Citizens Financial Group, Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded to A- from A+ (long-term). The short-term rating of Citizens Financial Group was affirmed at F1, while the rating of Ulster Bank Ltd and Ulster Bank Ireland Limited was downgraded to F1 from F1+. Outlooks under Fitch were assigned as stable for these entities. The standalone rating of RBS plc was unchanged by this action. Earlier in the year (29 June 2011) RBS plc's standalone rating had been upgraded to C from 'C/D', this ultimately mapped RBS to a 'bbb' viability rating.

On 29 November 2011, following the implementation of its new bank rating methodology, S&P announced the results of its reviews into 37 of the largest global financial institutions, including all major UK banks. This review resulted in a one notch downgrade of the long-term ratings of RBS plc and NatWest to A from A+; the short-term rating of A-1 was affirmed. S&P's assigned these ratings a stable outlook.

As a result of the this rating action, S&P also lowered the ratings of RBS Securities Inc. to A from A+ (long-term) and affirmed the A-1 short-term rating. Finally, S&P upgraded the long and short-term ratings of RBS Citizens NA and Citizens Bank of Pennsylvania to A from A- (long-term) and to A-1 from A-2 (short-term). S&P's assigned all these ratings a stable outlook.

Further to its announcements in October 2011, on 15 February 2012 Moody's placed the ratings of RBS plc and certain subsidiaries on review for possible downgrade. The review impacted 114 European banks and 17 firms with capital markets activities. This action has driven a review for downgrade of the long-term ratings of RBS plc, NatWest, RBS N.V., Ulster Bank Ltd and Ulster Bank Ireland Ltd; along with the short-term ratings of RBS plc, NatWest and RBS N.V. The short-term ratings of Ulster Bank Ireland Ltd and Ulster Bank Ltd were affirmed. Moody's cite three reasons for this review across all of the affected firms; the adverse and prolonged impact of the euro area crisis; the deteriorating creditworthiness of euro-area sovereigns; and the substantial challenges faced by banks and securities firms with significant capital market activities.

National Loan Guarantee Scheme
On 20 March 2012, RBS agreed to participate in the National Loan Guarantee Scheme (the "Scheme"), pursuant to which The Commissioners of Her Majesty's Treasury ("HM Treasury") have agreed to unconditionally and irrevocably guarantee the due payment of all sums due and payable by RBS under any senior unsecured notes issued by RBS in accordance with the terms of the Scheme in respect of which HM Treasury issues a Guarantee Certificate (as defined in a deed of guarantee dated 20 March 2012 (the "Deed of Guarantee")). The Guarantor's obligations in that respect, are contained in the Deed of Guarantee, the form of which is available at www.dmo.gov.uk.

Notes (continued)

12. Related parties

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. Such transactions include the payment of: taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Other related parties

(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)
The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2011	2010
	£m	£m

Income
Interest receivable	1,520	1,415
Interest payable	1,177	1,132
Fees and commissions receivable	239	235
Fees and commissions payable	58	66

Expenses
Other administrative expenses	1,721	1,717

13. Date of approval
This announcement was approved by the Board of directors on 30 March 2012.

14. Post balance sheet events
There have been no significant events between 31 December 2011 and the date of approval of this announcement which would require a change to or disclosure in the announcement.

Risk factors

Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. 'RBSG' means The Royal Bank of Scotland Group plc and 'RBS Group' means RBSG and its subsidiaries.

The Group is reliant on the RBS Group
The Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The Group's businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks
The Group's businesses and performance are affected by local and global economic conditions and perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of the Group's key markets over that period. In the UK, latest estimates suggest the economy grew by only 1% in 2011, while the current consensus of forecasts predicts GDP growth of just 0.5% in 2012. GDP in the European Monetary Union (EMU) in 2011 was estimated to have grown by 1.6% in 2011 (although this was mainly boosted by Germany, the EMU's largest economy, which grew by 3%). While the German economy has proven to be relatively robust, austerity measures in many EMU economies, initiated in response to increased sovereign debt risk, have resulted in weak economic and GDP growth. Economic growth in the EMU is predicted to fall in 2012, by 0.3% (source: Consensus Economics Inc, Eurostat, ONS). Despite significant interventions by governments and other non-governmental bodies during and since the financial crisis in 2008/2009, capital and credit markets around the world continue to be volatile and be subject to intermittent and prolonged disruptions. In particular, increasingly during the second half of 2011, a heightened risk of sovereign default relating to certain EU member states has had a negative impact on capital and credit markets. Such challenging economic and market conditions have exerted downward pressure on asset prices and on credit availability, and upward pressure on funding costs, and continue to impact asset recovery rates and the credit quality of the Group's businesses, customers and counterparties, including sovereigns. In particular, the Group has significant exposure to customers and counterparties within the EU (including the UK and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods. These conditions, alone or in combination with regulatory changes or actions of market participants, may also cause the Group to experience reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access liquidity and funding. In particular, should the scope and severity of the adverse economic conditions currently experienced by some EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated.

Risk factors (continued)

Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group's business, results of operations, financial condition and prospects and could have a negative impact on the value of any securities issued by the Group.

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent financial and economic conditions. The perceived risk of default on the sovereign debt of those countries intensified in the latter part of 2011 particularly in relation to Greece and has continued into 2012. This raised concerns about the contagion effect such a default would have on other EU economies as well as the ongoing viability of the euro currency and the EMU. Yields on the sovereign debt of most EU member states have recently been volatile and trended upward. The EU, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries and a number of European states, including Ireland, Italy and Spain, are taking actions to stabilise their economies and reduce their debt burdens. The EU has also taken policy initiatives intended to address systemic stresses in the eurozone. Despite these actions, the long-term ratings of a majority of eurozone countries have recently been downgraded and further downgrades are possible. Furthermore, the effectiveness of these actions is not assured and the possibility remains that the euro could be abandoned as a currency by countries that have already adopted its use, or in an extreme scenario, abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

●	result in significant market dislocation;

●	heighten counterparty risk;

●	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities; and

●	have a material adverse effect on the Group's financial condition, results of operations and prospects.

By virtue of the Group's business, the Group is also exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group's business, financial condition and results of operations.

Risk factors (continued)

The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. In particular, funding in the interbank markets, a traditional source of unsecured short-term funding, has been severely disrupted. Although credit markets generally improved during the first half of 2011, wholesale funding markets have continued to suffer, particularly for European banks as the sovereign debt crisis worsened during the second half of 2011. As a result, a number of banks were reliant on central banks as their principal source of liquidity and central banks increased their support provisions to banks, with the ECB providing significant liquidity in the last few months of 2011 (including long-term refinancing operations facilities (offering loans with a term of up to three years) and broader access to US dollar funding). Although these efforts appear to be having a positive impact, global credit markets remain disrupted. The market perception of bank credit risk has recently changed significantly and banks that are deemed by the market to be riskier have had to issue debt at a premium to the equivalent cost of debt for other banks that are perceived by the market as being less risky. Any uncertainty regarding the perception of credit risk across financial institutions may lead to further reductions in levels of interbank lending and associated term maturities and may restrict the Group's access to traditional sources of liquidity.

The RBS Group's liquidity management (which applies to the Group) focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the RBS Group's wider Strategic Plan. At certain times, during periods of liquidity stress, the RBS Group has been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral, the eligibility and valuation of which is determined by the applicable central bank. Changes to these valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Further tightening of credit markets could have a materially adverse impact on the Group. There is also a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions, which may cause funding from these sources to no longer be available. There is also likely to be increased competition for funding due to the significant levels of refinancing expected to be required by financial institutions during 2012, which may also reduce the level of funding available from these sources.

Risk factors (continued)

Under such circumstances, the Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. In the context of its liquidity management efforts, the Group has sought to increase the average maturity of its wholesale funding, which has had the effect of increasing the Group's overall cost of funding. In addition, the Group expects to proportionately increase its reliance on longer-term secured funding, such as covered bonds.

Like many banking groups, the Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group's ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group's financial conditions and results of operations and/or result in a loss of value in its securities.

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The UK Government has indicated that it supports and intends to implement the recommendations substantially as proposed, which could have a material adverse effect on the Group
The Independent Commission on Banking (ICB) was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 which set out the ICB's views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) increased loss-absorbency (including bail-in i.e. the ability to write-down debt or convert it into an issuer's ordinary shares in certain circumstances) and (iii) promotion of competition. On 19 December 2011 the UK Government published its response to the final report and indicated its support and intention to implement the recommendations set out in the final report substantially as proposed. The UK Government indicated that it will work towards putting in place the necessary legislation by May 2015, requiring compliance as soon as practicable thereafter and a final deadline for full implementation of 2019. The RBS Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the final report and in the UK Government's response, the effects of which could have a material adverse effect on the RBS Group's structure, results of operations, financial condition and prospects.

Risk factors (continued)

The Group's ability to implement the RBS Group's Strategic Plan depends on the success of the Group's refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the RBS Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Non-Core assets and businesses of the RBS Group (including those of the Bank and its subsidiaries) and the continued review of the RBS Group's portfolio to identify further disposals of certain Non-Core assets and businesses. Assets identified for this purpose and allocated to the RBS Group's Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2011, this total had reduced to £93.7 billion (from £137.9 billion at 31 December 2010), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2011. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that RBS Group or the Group will be able to sell or run-down (as applicable) those remaining businesses they are seeking to exit either on favourable economic terms to the Group or at all. In addition, material tax liabilities could arise on the disposal of assets. Furthermore, there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained, in a timely manner, or at all. There is consequently a risk that the RBS Group or the Group may fail to complete such disposals by any agreed longstop date.

The RBS Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the RBS Group's ability to implement its Strategic Plan and could have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in its securities.

Risk factors (continued)

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B shares) which may impair the RBS Group's ability to raise new Tier 1 capital
The RBS Group was required to obtain State Aid approval for the aid given to it by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B shares by RBSG, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares and RBS Group's participation in the APS. In that context, as part of the terms of the State Aid approval, the RBS Group, together with HM Treasury, agreed the terms of a restructuring plan (the "State Aid restructuring plan").

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividends or coupon payments on existing hybrid capital instruments for a two-year period which ends on 30 April 2012. These restrictions prevent RBSG and other RBS Group companies (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) from paying discretionary dividends on their preference shares and discretionary coupons on other Tier 1 securities, and RBSG from paying dividends on its ordinary shares, for the same duration, and it may impair the RBS Group's ability to raise new capital through the issuance of ordinary shares and other securities issued by RBSG and hence to provide capital to the Bank.

The RBS Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. Over a four year period from December 2009, in particular, the RBS Group agreed to dispose of Global Merchant Services business (GMS), and the Royal Bank branch based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. The RBS Group has progressed with these disposals over the course of 2010, 2011 and 2012, including reaching an agreement to sell the Royal Bank branch based business in England and Wales and the NatWest's branch network in Scotland. While the disposal of GMS is completed, the sale processes in respect of the Royal Bank and NatWest branch-based businesses continues to progress. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the RBS Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the RBS Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the RBS Group, including the Bank and its subsidiaries.

Risk factors (continued)

In implementing the State Aid restructuring plan, the Bank and its subsidiaries have lost, and will continue to lose, existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group's business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the RBS Group may pay any amounts owed to HM Treasury under the APS or otherwise, which may negatively impact the Group's business. The implementation of the State Aid restructuring plan by the RBS Group may also result in disruption to the Group's retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan by the RBS Group may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's existing competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally.

The occurrence of any of the risks described above could have a material adverse effect on the Group's business, results of operations, financial condition, capital position and competitive position.

RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 which may result in various actions being taken in relation to its securities
Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the "Authorities") as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise UK incorporated institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 (FSMA) (each, a "relevant entity") that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the FSMA, which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly-owned by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. HM Treasury may also take a holding company of the relevant entity into temporary public ownership where certain conditions are met. The Banking Act 2009 also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify (including imposing additional obligations) and cancel certain contractual arrangements in certain circumstances.

Risk factors (continued)

If HM Treasury decides to take RBSG into temporary public ownership pursuant to the powers granted under the Banking Act 2009, it may take various actions in relation to its securities without the consent of holders of the securities. If the stabilisation options were to be exercised in respect of the Bank, HM Treasury or the Bank of England exercise extensive share and property transfer powers which also could involve taking various actions in relation to its securities without the consent of holders of its securities. These actions, in any such case, could include: (i) transferring its securities free from any trust, liability or other encumbrance and free from any contractual, legislative or other restrictions on transfer; (ii) extinguishing any rights to acquire securities; (iii) delisting its securities; (iv) converting its securities into another form or class; or (v) disapplying any termination or acceleration rights or events of default under the terms of its securities which would be triggered by the transfer or certain related events.

Where HM Treasury makes a share transfer order in respect of securities issued by a holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

Although the Banking Act 2009 includes provisions related to compensation in respect of transfer instruments and orders made under it (including securities that are transferred with respect to a relevant entity), there can be no assurance that compensation would be assessed to be payable or that any compensation would be recovered promptly and/or would equal any loss actually incurred. HM Treasury is also empowered by order to amend the law (including with retrospective effect) for the purpose of enabling the powers under the special resolution regime to be used effectively. In general, there is considerable uncertainty about the scope of the powers afforded to the Authorities under the Banking Act and how the Authorities may choose to exercise them. However, potential impacts may include full nationalisation of the Bank, the total loss of value in its securities and the inability of the Bank to perform its obligations under its securities.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group's businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets including concentrated country exposure in the UK, the US and Ireland and sectoral concentrations in the personal and property sectors. Furthermore, the Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy, including the reduction of and exit from, certain businesses in its Global Banking & Markets business.

Risk factors (continued)

The Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors and in a number of geographic markets. Since the credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets, a significant deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group's ability to enforce contractual security rights. In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group's results of operations and financial condition or result in a loss of value in its securities.

Financial services institutions that deal with each other are inter-related as a result of trading, investment, clearing, counterparty and other relationships. Within the financial services industry, the default of any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of this credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group's access to liquidity or could result in losses which could have a material adverse effect on the Group's financial condition, results of operations and prospects or result in a loss of value in its securities.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience increased repurchase demands, higher costs, additional write-downs and impairment losses for the Group and an inability to engage in routine funding transactions, and may result in a loss of value in its securities.

Risk factors (continued)

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios or result in a loss of value in its securities.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank's non-UK subsidiaries and may affect the Bank's reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

Risk factors (continued)

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group's investment and trading portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on the RBS Group's and its and the UK Government's credit ratings
The credit ratings of the Bank and its principal subsidiaries, as well as those of other RBS Group members, have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank, the Bank and other RBS Group members, were downgraded during the course of 2011 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies' methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies' methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or one of its principal subsidiaries would increase the Group's borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2011, a one notch downgrade in the RBS Group's credit rating would have required the RBS Group to post an additional £12.5 billion of collateral without taking into account mitigating action by management. Furthermore, given the extent of the UK Government ownership of the RBS Group, any downgrade in the UK Government's credit ratings could materially adversely affect the credit ratings of the RBS Group, the Bank and other Group companies and may have the effects noted above. In addition to the RBSG credit ratings, the credit rating of Ulster Bank Group is important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the long-term or short-term credit ratings of the Bank or its principal subsidiaries or of other RBS Group members could adversely affect the Group's access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition or result in a loss of value in its securities.

Risk factors (continued)

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of the RBS Group's capital is critical to its ability to operate its businesses and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.

The package of reforms to the regulatory capital framework published by the Basel Committee on Banking Supervision in December 2010 and January 2011 includes materially increasing the minimum common equity requirement and the total Tier 1 capital requirement. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build-up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt, which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

In November 2011, the Basel Committee proposed that global systemically important banks be subject to an additional common equity Tier 1 capital requirement ranging from 1% to 2.5%, depending on a bank's systemic importance. To provide a disincentive for banks facing the highest charge to increase materially their global systemic importance in the future, an additional 1% surcharge would be applied in such circumstances.

On 4 November 2011, the Financial Stability Board published its policy framework for addressing the systemic risks associated with global systemically important financial institutions (GSIFI). In this paper, the RBS Group was identified as a GSIFI. As a result the RBS Group will be required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity of 2.5% of risk-weighted assets which will need to be met with common equity. In addition, GSIFIs are to be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The implementation of the Basel III reforms will begin on 1 January 2013. The requirements, however, are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

Risk factors (continued)

The Basel III rules have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals (known as CRD IV) to implement the changes through the replacement of the existing Capital Requirements Directive with a new Directive and Regulation. As with Basel III, the proposals contemplate the entry into force of the new legislation from 1 January 2013, with full implementation by 1 January 2019; however the proposals allow the UK to implement the stricter definition and/or level of capital more quickly than is envisaged under Basel III.

The ICB recommendations and the UK Government's response supporting such recommendations includes proposals to increase capital and loss-absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. As the implementation of the ICB recommendations will be the subject of legislation not yet adopted the Group cannot predict the impact such rules will have on the Group's overall capital requirements or how they will affect the Group's compliance with capital and loss absorbency requirements of Basel III/CRD IV.

To the extent the RBS Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the RBS Group (such as deleveraging of legacy positions and securitisations, including Non-Core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the RBS Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards its and/or the Group's regulatory capital, either at the same level as present or at all. If the RBS Group or the Bank is unable to raise the requisite Tier 1 and Tier 2 capital, the Group may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of Core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the RBS Group's Core Tier 1 capital ratio decline to below 5% at any time before 31 December 2014, or should the RBS Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, it will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. Any such forced reduction in risk-weighted assets may have an impact on the Group, depending on which assets are ultimately selected for disposal.

Risk factors (continued)

At 31 December 2011, the Group's Tier 1 and Core Tier 1 capital ratios were 11.3% and 10.0%, respectively, calculated in accordance with FSA requirements. Any change that limits the ability of RBSG or the Group to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on the Group's financial condition and regulatory capital position or result in a loss of value in its securities.

RBSG, the Group and other RBS Group members are and may be subject to litigation and regulatory investigations that may have a material impact on the Group's business
The RBS Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSG, the Group and other RBS Group members are, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including LIBOR related litigation and investigations and anti-money laundering, sanctions and compliance related investigations. The RBS Group may also incur the risk of civil suits, criminal liability or regulatory actions as a result of its disclosure obligations to HM Treasury under the APS. In addition, the RBS Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation against RBSG, the Group or any other RBS Group members could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation or results of operations or result in a loss of value in its securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under IFRS, the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition or result in a loss of value in its securities.

Risk factors (continued)

The Group operates in markets that are highly competitive. If the Group is unable to perform effectively, its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the ICB's final report on banking reform, and the UK Government's implementation of the recommendations, as discussed above. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates, is likely to increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group and may have stronger and more efficient operations. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group's relative performance and future prospects.

In addition, future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability, financial condition and prospects or result in a loss of value in its securities.

The RBS Group and the Group may suffer if they do not maintain good employee relations
In recent years, the RBS Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

Certain of the Group's employees in the UK, the Republic of Ireland and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results.

Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry in the US, the UK and many European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

Risk factors (continued)

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in its securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include those set out above as well as the following:

●
the transition in the UK of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

●	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
●
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

●	the design and potential implementation of government mandated resolution or insolvency regimes;
●	the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;
●	requirements to operate in a way that prioritises objectives other than shareholder value creation;
●	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;
●	the imposition of restrictions on the Group's ability to compensate certain of its employees;
●	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
●	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
●	other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing;
●
the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

●	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Risk factors (continued)

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The RBS Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the RBS Group's various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes' liabilities, as a result of which the RBS Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes' assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the RBS Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium-term, the RBS Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition or result in a loss of value in its securities. The most recent funding valuation at 31 March 2010 was agreed during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the RBS Group will pay additional contributions each year over the period 2011 until 2018. These contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular contributions of around £300 million for future accrual of benefits.

Operational risks are inherent in the Group's businesses
The Group's operations are dependent on its ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group's business, applicable authorisations and licences, reputation, results of operations and the price of its securities.

Risk factors (continued)

Notwithstanding anything contained in this risk factor, it should not be taken as implying that the Group will be unable to comply with its obligations as a company with securities admitted to the official list nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any proposed offer or sale of its interests may affect the price of its securities
The UK Government, through HM Treasury, currently holds 66.9% of the issued ordinary share capital of RBSG and, indirectly, the Group's share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares of RBSG. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. Any breach of this agreement could result in the delisting of RBSG from the official list of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded.

In addition, UKFI manages HM Treasury's shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that RBSG and the other RBS Group companies (including the Group) will continue to have their own independent board of directors and management team determining their own strategies, should its current intentions change, HM Treasury's position as a majority shareholder of RBSG (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders of RBSG do not have. These include rights under the terms of the APS over the RBS Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder of RBSG or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other RBSG shareholders. The RBSG and RBS Group Boards have a duty to promote the success of the respective companies for the benefit of their members as a whole.

The Group's operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, from financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.
In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

Risk factors (continued)

In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2011, the Group had accrued £121 million for its share of the FSCS levies for the 2011/2012 and 2012/2013 scheme years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations or result in a loss of value in its securities.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Such a change in the applicable tax rate will reduce the recoverable amount of the recognised deferred tax assets. There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Participation in the Asset Protection Scheme
The RBS Group participates in the Asset Protection Scheme (APS) in the UK and, as a subsidiary of RBSG, the Group has assets which are covered by the provisions of the APS. For further information about the risks arising for the RBS Group, including the Group, as a result of its participation in the APS, and for further information about the risks faced by the RBS Group generally, refer to the section entitled "Risk factors" in the 2011 Annual Report and Accounts of RBSG.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with the Group's full Annual Report and Accounts for the year ended 31 December 2011.

We, the directors listed below, confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

●
the Financial review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

30 March 2012

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale John McFarlane Brendan Nelson Baroness Noakes Arthur 'Art' Ryan Philip Scott

Additional information

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2010 have been filed with the Registrar of Companies and those for the year ended 31 December 2011 will be filed with the Registrar of Companies following the company's Annual General Meeting. The reports of the auditor on those statutory accounts were unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 March 2012

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary